SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
 (Amendment No. 8)

SPECIALTY EQUIPMENT COMPANIES, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

847497203
(CUSIP Number)

Gordon E. Forth, Esq.
WOODS OVIATT GILMAN LLP
700 Crossroads Building
2 State Street
Rochester, New York 14614
(716) 987-2800

(Name, Address and Telephone Number
of Person Authorized to Receive
Notices and Communications)

October 13, 2000
(Date of Event Which
Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.  [  ]

     Check the following box if a fee is being paid with the statement.  [  ]

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CUSIP NO. 847497203                                                                                                                               Page 2 of 20 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Malcolm I. Glazer Family Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IF REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 7,736,569
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,736,569
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,736,569
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.8%
14	TYPE OF REPORTING PERSON PN

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CUSIP NO. 847497203                                                                                                                               Page 3 of 20 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Malcolm I. Glazer S.S. No. ###-##-####
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IF REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,736,569
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.8%
14	TYPE OF REPORTING PERSON IN

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     This Amendment No. 8 (“Amendment No. 8”) amends and supplements the statement (“Statement”) to the Schedule 13D, dated September 16, 1997, as previously amended (“Scheduled 13D”), on behalf of THE MALCOLM I. GLAZER FAMILY LIMITED PARTNERSHIP (the “Glazer LP”) and MALCOLM I. GLAZER (“Glazer”) relating to the common stock $0.01 par value per share of Specialty Equipment Companies, Inc. (“Specialty Equipment”). All capitalized terms used herein and not otherwise defined herein have the meanings previously ascribed to such terms in the Schedule 13D.

Item 4.     Purpose of the Transaction.

                 Item No. 4 is hereby amended by inserting the following immediately after the last paragraph:

                 Specialty Equipment Companies, Inc. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) dated as of October 13, 2000 with United Technologies Corporation, a Delaware corporation (“Parent”), and Solar Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”). The Merger Agreement contemplates, among other things, that, subject to the terms and conditions of the Merger Agreement, Parent and Purchaser will commence a cash tender offer (the “Offer”) for all outstanding shares of the Company’s common stock, par value $0.01 per share (the “Shares”), at a price of $30.50 per Share.

                 Simultaneously with the execution of the Merger Agreement, Parent and Purchaser entered into a Stockholder Agreement dated as of October 13, 2000 (the “Stockholder Agreement”) with the Glazer LP, the owner of 7,736,569 Shares, approximately 37.8% of the outstanding Shares (on a fully diluted basis including any Shares that may be issued upon exercise of any outstanding Company Stock options), and certain other related parties, pursuant to which, among other things, the Glazer LP agreed, upon the terms and conditions set forth in the Stockholder Agreement, to tender into the Offer all Shares owned by it, granted to Parent an option to purchase such Shares under certain circumstances for $30.50 (subject to change if the price payable pursuant to the Offer changes), and granted to Parent a proxy to vote such Shares in certain circumstances. The description of the Stockholder Agreement contained herein is qualified in its entirety by reference to the Stockholder Agreement, a copy of which is filed herewith as Exhibit 8 and is incorporated herein by reference.

Item 5.     Interest in Securities of the Issuer.

                 Item No. 5 is hereby amended by inserting the following immediately after the last paragraph thereof:

                 (a)     As of the date in this Statement, the Reporting Persons are the beneficial owners of 7,736,569 shares of Common Stock, which constitutes approximately 37.8% of Specialty Equipment's issued and outstanding Shares as calculated under SEC Rule 13d-3 (on a

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fully diluted basis including any Shares that may be issued upon the exercise of any outstanding Common Stock Options).

                 (b)     The GP, as the sole general partner of the Glazer LP, has the sole power to vote or to direct the vote and the sole power to dispose of, or to direct the disposition of the Common Stock held by the Glazer LP.

Item 6.     Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

                 Item No. 6 is hereby amended by inserting the following immediately after the last paragraph thereof:

                 The information set forth in Item 4 is incorporated by reference herein.

Item 7.     Material to be Filed as Exhibits.

                 Item 7 is hereby amended by inserting the following immediately after the last paragraph:

Exhibit 8	–	Stockholder Agreement dated as of October 13, 2000 among, Parent, Purchaser, the
Malcolm I. Glazer Family Limited Partnership, Kevin Glazer and Avram A. Glazer.

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SIGNATURE PAGE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MALCOLM I. GLAZER FAMILY LIMITED
PARTNERSHIP

Dated: October 30, 2000	By:	Malcolm I. Glazer G.P., Inc., general partner

	By:	/s/ Malcolm I. Glazer

	Name:	Malcolm I. Glazer
	Title:	President

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MALCOLM I. GLAZER

Dated: October 30, 2000	By:	/s/ Malcolm I. Glazer

Malcolm I. Glazer

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